UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
October 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

Yes ☐ No ☑

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: October 26, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO

3Q11 Results

3Q11 Results

Fibria concludes its repositioning as a pulp producer with the sale of
Piracicaba Unit.

				3Q11 vs.	3Q11 vs.			9M11 vs.	Last 12
Key Indicators	3Q11	2Q11	3Q10	2Q11	3Q10	9M11	9M10	9M10	Months
Pulp Production ('000 t)	1,296	1,271	1,293	2%	0%	3,886	3,724	4%	5,216
Pulp Sales ('000 t)	1,244	1,230	1,160	1%	7%	3,733	3,655	2%	4,987
Paper Production ('000 t)	33	31	30	7%	13%	93	89	5%	119
Paper Sales ('000 t)	34	31	34	11%	1%	100	90	11%	130

Net Revenues (R$ million)	1,449	1,459	1,581	-1%	-8%	4,456	4,720	-6%	6,019
Pro-forma EBITDA (R$ million) (1) (2)	476	490	648	-3%	-27%	1,574	1,916	-18%	2,180
EBITDA margin (%)	33%	34%	41%	-1 p.p.	-8 p.p.	35%	41%	-6 p.p.	36%
Net Financial Result (R$ million) (3)	(2,015)	277	248	-	-	(1,727)	(399)	-	(1,691)
Net Income (Loss) (R$ million)	(1,114)	215	303	-	-	(510)	441	-	(349)
Earnings (Loss) per Share	(2.4)	0.5	0.6	-	-	(0.7)	0.9	-	(0.7)
Cash Earnings (Loss) per Share	0.9	1.0	1.5	-6%	-37%	3.1	4.4	-29%	4.5

Gross Debt (R$ million)	11,314	10,448	12,296	8%	-8%	11,314	12,296	-8%	11,314
Cash Position (R$ million) (4)	1,772	2,496	2,184	-29%	-19%	1,772	2,184	-19%	1,772
Net Debt (R$ million)	9,542	7,952	10,112	20%	-6%	9,542	10,112	-6%	9,542
Adjusted EBITDA (R$ million) (2)	476	490	717	-3%	-34%	1,590	2,084	-24%	2,255
Net Debt/EBITDA LTM (x) (5)	4.2	3.2	3.9	1.0	0.3	4.2	3.9	0.3	4.2
(1) Excludes Conpacel and KSR results for the quarters under analysis.
(2) Adjusted by non-recurring and non-cash items.
(3) Includes results from financial investments, monetary and exchange variation, mark-to-market of derivatives and interest.
(4) Includes the hedge fair value.
(5) The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results.
Highlights of the Quarter

•	Conclusion of the sale of the Piracicaba Unit for US$313 million.
•	Net debt totaled R$9,542 million, up 20% over 2Q11 and down 6% over 3Q10, due to the 19% appreciation of the dollar against the real in the quarter.
•	Short-term debt fell to 9% from 14% in 2Q11 and down 19% in 3Q10 after the payment of the last installment to former Aracruz shareholders.
•	Cash balance represented 1.7x short term debt in 3Q11.
•	Cash earnings (excludes exchange variation and depreciation, among others) of R$ 0.9 per share, down 6% quarter-on-quarter and 37% year-on-year (more information on page 10).
•	Approved CAPEX for 2011 reduced by R$201 million to R$1,440 million.
•	Successful scheduled maintenance downtimes at the Jacareí and Três Lagoas Units.
•	Pulp production reached 1.3 million tons, up 2% quarter-on-quarter.
•	Pulp sales reached 1.2 million tons, stable quarter-on-quarter and up 7% over 3Q10.
•	Cash cost of pulp production of R$481/t. Excluding the effects of the downtimes, cash cost was at R$446/t, up 2.5% year-on-year and below the inflation of 7.3% in the period.
•	EBITDA totaled R$476 million, down 3% and 34% quarter-on-quarter and year-on-year, respectively.
•	Losses of R$1,114 million, due to the impact of the dollar’s appreciation on the financial result, in large part an accounting effect.
•	Fibria was chosen as the world industry leader with its inclusion on the 2011/2012 Dow Jones Sustainability Index (DJSI World).
•	Fibria obtained the installation license for the Três Lagoas II Project.

Subsequent Events

•	Fibria launched a new Investor Relations website.

Information as of 10/25/2011:

Market Value:
R$ 6.9 billion
US$ 3.9 billion

Quotes:
FIBR3: R$ 14.81
FBR: US$ 8.44

Outstanding shares:
467,934,646 ONs

Conference Call

Date: October 26, 2011

 9:00 A.M. (US-ET) Portuguese

10:00 A.M. (US-ET) English

+1 (412) 317-6776
Code: Fibria

Webcast: www.fibria.com.br/ir

IR Team
João Elek
CFO and IRO
André Gonçalves
IR General Manager
Fernanda Naveiro Vaz
Roberto Costa
Julie Hiraga

+55 11 2138-4565
ir@fibria.com.br

The operating and financial information of Fibria Celulose S.A. for the third quarter of 2011 (3Q11) is presented in this document on a consolidated basis and expressed in Brazilian Reais (R$), unaudited and elaborated in accordance with the requirements of Brazilian Corporate Law. The results of Veracel Celulose S.A. are proportionally consolidated (50%) in this press release, thereby eliminating the effects of all intercompany transactions.

3Q11 Results

Contents

Executive Summary	04

Pulp Market	05

Production and Sales – Pulp and Paper	05

Results Analysis	06

Financial Result	08

Net Income	10

Debt	10

CAPEX	12

Capital Markets	13

Appendix I	15

Appendix II	16

Appendix III	17

Appendix IV	18

Appendix V	19

Executive Summary(1)

The crisis in Europe and the United States in the third quarter impacted the global demand for commodities and drove a reduction in the pulp price in the period. Economic uncertainties also caused the appreciation of the dollar against the real, mainly in September, increasing Fibria’s leverage as 92% of its debt was dollar-denominated in 3Q11. On the other hand, as an export-oriented company (more than 90% of sales are exports), the dollar’s appreciation will positively affect the operating result.

In May of 2011, Fibria approved its Indebtedness and Liquidity Management Policy that provides financial discipline in any market context. As previously mentioned, external factors impacted the Company’s leverage, exceeding the limit of 3.5x Net Debt/EBITDA but still compliant with debt covenants.

The Company has maintained its focus on the Competitiveness Project through initiatives such as the structural optimization, review and simplification of processes and expense reduction, evidenced by the reduction in production cash costs in 3Q11. A R$201 million reduction was approved for 2011 CAPEX, which is now R$1,440 million. Fibria is planning an additional CAPEX reduction for 2012, to be confirmed after the Budget is approved by the General Shareholders Meeting in early next year. The Company has also focused on actions to promote liquidity events, through the Losango forest asset, and other non-core assets. Other initiatives have focused on the reduction of working capital investments.

Pulp production in 3Q11 was impacted by maintenance downtimes to a lesser extent, as compared to the previous quarter. Maintenance downtimes were carried out at the Jacareí and Três Lagoas units (the latter started at the end of June). Pulp sales remained stable quarter-on-quarter.

Fibria’s cost control initiatives and the operational stability of its units have allowed positive results, demonstrated by the increase in cash cost of production below inflation. In addition, accumulated synergy gains captured since Fibria's creation through 3Q11 suggest that the Company will realize its goal of R$3.4 billion in synergies at net present value by the end of 2011. Pro-forma EBITDA (excluding Conpacel and KSR results in 3Q10) declined quarter-on-quarter and year-on-year, mostly due to the lower pulp price in reais and the higher cash costs of goods sold as a result of a higher cost of production in 2Q11.

The net financial result was negative, chiefly due to the effect of the dollar’s appreciation against the real in the 3Q11, largely an accounting effect (that is, no cash effect) from the conversion of the dollar denominated debt into reais at the end of September. Operational hedge totaled negative financial result of R$558 million, R$541 million of which represented an accounting change between 3Q11 and 2Q11 and, therefore, a cash disbursement of just R$17 million.

(1) Information regarding the Conpacel and KSR operations was reclassified in the Income Statement under the "Discontinued Operations" line, as per IFRS. For better understanding of the results after the sale of these assets, the analysis in this document was elaborated excluding them, except when otherwise indicated.

3Q11 Results

In August, Fibria received the installation license authorizing the industrial expansion of the Três Lagoas Unit, in Mato Grosso do Sul State. The expansion will be defined, in late 2012, when the Company will evaluate market conditions.

In September, Fibria concluded its repositioning as a pulp producer with the sale of the Piracicaba Unit (the last paper mill) to Oji Paper Co. Ltd., for the price of US$313 million.

Pulp Market

The uncertainties in the world economy that arose in 3Q11, particularly in Europe, created a challenging environment for the commodities market, which impacted the pulp and paper industry. Market statistics confirmed that 3Q11 results were below expectations. These uncertainties were also reflected in the global Printing & Writing (P&W) demand, which has clearly continued to slowdown. On the other hand, in the tissue segment, the most recent available data suggests a 2.7% year-on-year growth for the first half of the year, very much in line with the full year 2011 forecast of 3.0%.

These factors resulted in a very challenging third quarter for market pulp. In September, world pulp producers’ inventories were reduced to 38 days (August: 41 days), but remained above historical average of 33 days, due to lower demand and increasing production in 3Q11. Global demand posted a 5% growth in the first nine months when compared to the same period last year.

Fibria’s sales remained stable over 2Q11 volumes, driven by the Company’s strategy of sales distribution by end use and region. Sales are approximately 55% exposed to the tissue segment with low dependence to the P&W market. This brings more stability through company’s economic cycle.

Production and Sales – Pulp and Paper

				3Q11 vs.	3Q11 vs.	Last 12
Production ('000 t)	3Q11	2Q11	3Q10	2Q11	3Q10	Months
Pulp	1,296	1,271	1,293	2%	0%	5,216
Paper	33	31	30	7%	13%	119
Sales Volume ('000 t)
Domestic Market Pulp	129	129	116	0%	12%	476
Export Market Pulp	1,115	1,101	1,044	1%	7%	4,511
Total Pulp	1,244	1,230	1,160	1%	7%	4,987
Domestic Market Paper	31	27	30	13%	1%	115
Export Market Paper	3	4	4	-5%	-18%	15
Total Paper	34	31	34	13%	1%	130
Total	1,278	1,261	1,194	1%	7%	5,117

Fibria’s pulp production reached 1,296 thousand tons in 3Q11, as compared to 1,271 thousand tons in 2Q11 and 1,293 thousand tons in 3Q10. The 2% quarter-on-quarter increase was due to fewer units stopped for scheduled maintenance (3Q11: Jacareí and end of downtime at Três Lagoas; 2Q11: Aracruz, Veracel and start of downtime at Três Lagoas). Production remained stable year-on-year. Pulp inventories totaled 864 thousand tons (58 days), up 5% over the 824 thousand tons (55 days) in 2Q11.

3Q11 Results

Pulp sales totaled 1,244 thousand tons in 3Q11, stable over 2Q11 volume. Sales volume increased 7% year-on-year as a result of the increase in North American demand. Pulp exports represented 90% of the quarter’s sales. Europe was responsible for most of that demand, with 41% of exports destined to the region, followed by North America at 29%, Asia at 20% and Brazil and Latin America at 10%.

Results Analysis

				3Q11 vs.	3Q11 vs.	Last 12
Net Revenues (R$ million)	3Q11	2Q11	3Q10	2Q11	3Q10	Months
Domestic Market Pulp	122	124	120	-2%	2%	468
Export Market Pulp	1,209	1,218	1,322	-1%	-9%	5,054
Total Pulp	1,331	1,342	1,442	-1%	-8%	5,522
Domestic Market Paper	96	93	115	3%	-17%	403
Export Market Paper	8	9	9	-11%	-9%	34
Total Paper	104	102	124	2%	-16%	437
Total	1,435	1,444	1,566	-1%	-8%	5,959
Portocel	14	15	15	-7%	-7%	60
Total	1,449	1,459	1,581	-1%	-8%	6,019

Fibria’s net revenues totaled R$1,449 million in 3Q11, down 1% quarter-on-quarter and 8% year-on-year. Net revenues from pulp totaled R$1,331 million in 3Q11, down 1% over 2Q11's R$1,342 million due to the decline in the average net price in dollars for the period, partially offset by the 2.5% average appreciation of the dollar in 3Q11. Net revenues from pulp were down 8% year-on-year due to the 14% decrease in the average net price in reais, which was a result of lower list price (down 5.7%) and the dollar’s 6.5% depreciation against the real, partially offset by the 7% increase in sales volume.

Cost of goods sold (COGS) reached R$1,308 million, up 5% over 2Q11 mainly due to the effect of inventory turnover, which resulted in higher production costs from 2Q11 (more units stopped for maintenance) and higher depletion in the quarter. Year-on-year, COGS rose 13% due to increased depletion, as well as the factors driving the increase in cash cost mentioned below.

The cash cost of pulp production in 3Q11 was R$481 per ton, declining 6% (R$32/t) compared to the previous quarter chiefly as a result of the lower impact from scheduled maintenance downtimes and reduced specific consumption of inputs, in turn driven by the modernization of pulp bleaching line A at Aracruz Unit. Year-on-year, excluding the effects of the downtimes, cash cost increased 2.5% or R$11/t, due to increased transportation costs and higher chemical and energy expenses as a result of the increased price of commodities in the international market. It is important to highlight that the annual cash cost increase was below inflation in the period (7.3%). The table below shows the evolution of the cash cost of production and the explanations for the main variations in the quarter and year:

3Q11 Results

Pulp Cash Cost	R$/t
2Q11	513
Higher wood costs (higher average forest-mill distance - 3Q11: 190km vs. 2Q11: 185km)	5
Exchange rate	2
Lower fixed cost (maintenance and labor)	(6)
Lower raw material consumption (Line A revamp, operational optimization)	(10)
Maintenance downtime	(20)
Others	(3)
3Q11	481

Pulp Cash Cost	R$/t
3Q10	459
Higher wood costs (transport)	16
Higher expenditure on chemicals and energy (increased commodity prices)	11
Higher maintenance costs	8
Higher labor costs	5
Maintenance downtime	5
Exchange rate	(4)
Higher operational stability (consumption of chemicals and energy)	(20)
Others	1
3Q11	481

Sales expenses totaled R$67 million in 3Q11, down 9% both quarter-on-quarter and year-on-year, in large part due to process optimization carried out by the Company in the quarter and lower port expenses.

Administrative expenses totaled R$71 million, falling 14% quarter-on-quarter, mainly as a result of increased expenditures with indemnifications in 2Q11. This line declined 13% year-on-year due to increased expenses with donations in 3Q10 and decreased expenditures with third party services.

Other operating revenues totaled R$136 million in 3Q11, as compared to a R$15 million expense in 2Q11 and R$25 million in 3Q10, mostly due to the capital gains from the sale of the Piracicaba Unit.

3Q11 Results

Pro-forma EBITDA (which excludes 3Q10 Conpacel and KSR results) totaled R$476 million in 3Q11 with a margin at 33%, down 3% quarter-on-quarter and down 27% year-on-year. This decrease is mostly explained by the 2% lower average pulp price in reais and the increased cash cost of goods sold (COGS), in turn the result of the effect of inventory turnover. The year-on-year decline is explained by the 14% lower average net price of pulp in reais and the higher cash COGS due to the increased cash cost of production.

Financial Result

				3Q11 vs.	3Q11 vs.
(R$ million)	3Q11	2Q11	3Q10	2Q11	3Q10
Financial Income (including hedge result)	(518)	160	99	-	-
Interest on financial investments	40	45	46	-10%	-12%
Hedging*	(558)	115	53	-	-
Financial Expenses	(168)	(169)	(191)	-1%	-12%
Interest - loans and financing (local currency)	(46)	(46)	(54)	0%	-14%
Interest - loans and financing (foreign currency)	(122)	(123)	(137)	-1%	-11%
Monetary and Exchange Variations	(1.296)	327	430	-	-
Foreign Exchange Variations - Debt	(1.446)	328	549	-	-
Foreign Exchange Variations - Other	150	(1)	(119)	-	-
Other Financial Income / Expenses	(33)	(41)	(90)	-19%	-63%
Net Financial Result	(2.015)	277	248	-	-
* Marked to market (3Q11: -R$332 million; 2Q11: R$209 million) added to received and paid adjusts (R$17 million paid in the period).

Financial income from interest on financial investments was R$40 million, compared to R$45 million in 2Q11. The lower average cash balance due to the payment made to former Aracruz shareholders in early July and the reduction of the target overnight (Selic) rate in August explain the 10% decline.

The negative hedge result was due to the dollar’s 19% appreciation against the real in the period over a higher volume of Non-deliverable Forward (NDF) contracts (3Q11: US$1,185 million and 2Q11: US$919 million). The year-on-year variation is explained by the dollar’s 9.5% appreciation and the increased notional NDF value (3Q11: US$1,185 million and 3Q10: US$392 million). It should be noted that, even with the increased notional value of NDF contracts, the Company abides by the limits established and instruments permissible under the Risk Management Policy and uses hedge instruments exclusively to protect its cash flow. The policy is available at www.fibria.com.br/ri.

3Q11 Results

Financial expenses and service to the debt totaled R$168 million in 3Q11, stable quarter-on-quarter. The R$23 million year-on-year decline is due to the effects of the liability management plan in which the Company settled or prepaid operations with higher coupons and contracted new operations with more attractive costs.

Financial expenses from foreign exchange variation on the dollar-denominated debt (92% of the total) were R$1,446 million as a result of the dollar's significant 19% appreciation against the real in the period, compared to the income of R$328 million in 2Q11, when the dollar fell 4.2% against the real. Year-on-year, the variation was due to the 6% depreciation of the dollar against the real in the period, generating a revenue of R$549 million. The “Foreign Exchange Variation - Cash” item posted a positive R$ 151 million variation, largely due to the foreign exchange effect on accounts receivable and cash and cash equivalents.

Other financial revenues and expenses totaled a R$33 million expense, down R$8 million and R$57 million quarter-on-quarter and year-on-year, respectively, mainly due to the adjustment at net present value of the remaining debt with former Aracruz shareholders recorded in 2Q11 and 3Q10.

The dollar’s 19% appreciation against the real resulted in a negative mark-to-market hedge of R$332 million in 3Q11, totaling a R$541 million variation (no cash effect) over 2Q11’s positive result of R$209 million. Together with the R$17 million impact of matured operations (cash effect) (2Q11: R$58 million received) the variation totaled negative R$558 million, as presented in the financial results. The table below shows the derivatives open position at the close of 3Q11:

		Notional amount				Fair Value
in million		3Q11		2Q11		3Q11		2Q11
Swap contracts	Maturity by
Assets position
JPY Fixed Rate (JPY to USD)*	Jan-14		¥4,755		¥4,755	R$	131	R$	105
USD Libor (Libor to Fixed)	Jul-14		$252		$276	R$	475	R$	431
BRL Fixed Rate (BRL to USD)	Sep-18	R$	405	R$	410	R$	507	R$	499
BRL TJLP (BRL to USD)	Jun-17	R$	704	R$	511	R$	677	R$	463
BRL Pre Fixed (BRL to USD)	Dec-17	R$	70	R$	73	R$	67	R$	66

Total (a)						R$	1,856	R$	1,564

Liabilities position
USD Fixed Rate (JPY to USD)*	Jan-14		$45		$45	R$	(102)	R$	(87)
USD Fixed Rate (Libor to Fixed)	Jul-14		$252		$276	R$	(489)	R$	(444)
USD Fixed Rate (BRL to USD)	Sep-18		$237		$240	R$	(506)	R$	(417)
USD Fixed Rate (BRL to USD)	Jun-17		$431		$307	R$	(775)	R$	(453)
USD Fixed Rate (BRL Pre fixed to USD)	Dec-17		$44		$46	R$	(76)	R$	(65)

Total (b)						R$	(1,949)	R$	(1,466)
Net (a+b)						R$	(92)	R$	98

Forward Contract
Sold Position
NDF (USD)	Sep-12		$1,185		$919	R$	(236)	R$	105

Total: Forward contract (c)						R$	(236)	R$	105

Options
Risk Reversal (USD)	Feb-12		$45		$45	R$	(4)	R$	6

Total: Options (d)						R$	(4)	R$	6

Net (a+b+c+d)						R$	(332)	R$	209
* Exchange rate JPY x BRL 3Q11: 0,02407, 2Q11: 0,01939

3Q11 Results

Financial instruments are contracted in accordance with the parameters established in the Risk Management Policy and are conventional without leverage or stipulations for margin calls, duly registered with the Securities Clearinghouse (CETIP), and cash adjustments are only recognized upon the contract’s maturity and amortizations. These instruments are used exclusively to protect the cash flow exposure.

Net Income

The 3Q11 loss of R$1,114 million, as compared to net income of R$215 million and R$303 million in 2Q11 and 3Q10, respectively. Such change was mostly due to the negative financial results, in turn driven by the dollar’s 19% appreciation against the real in 3Q11, an accounting effect originated by the conversion of the dollar-denominated debt (92% of total) into reais at the end of September and the marked-to-market of hedge instruments, both with no cash effect in the period.

There was a quarter-on-quarter and year-on-year decrease in cash earnings per share which excludes  the effects of depreciation, depletion and foreign exchange variation, among others (further details on the Cash Flow, page 18) due to the lower net revenue itself as a result of the lower net pulp price in reais and higher cash COGS in the quarter. Cash earnings were R$0.9 per share, down 6% and 37% over 2Q11 and 3Q10, respectively.

The graph below shows the main factors that influenced net income in 3Q11, starting with EBITDA in the period:

Debt

	3Q11	2Q11	3Q10
Total Gross Debt (R$ million)	11,314	10,448	12,296
Gross Debt in R$ (R$ million)	905	1,703	3,240
Gross Debt in US$ (1) (R$ million)	10,409	8,745	9,056
Average maturity (months) (2)	74	77	75
Short-term portion (%)	9%	14%	19%
Total Cash (3) (R$ million)	1,772	2,496	2,184
Net Debt (R$ million)	9,542	7,952	10,112
Net Debt / EBITDA (x) (4) (R$ million)	4.2	3.2	3.9
(1)Includes BNDES index and other BRL Pre Fixed (BRL to USD) swaps contracts
(2)Does not include debt to the former shareholders of Aracruz
(3)Includes the derivatives fair value
(4)The calculation considers the adjusted EBITDA of the last 12 months, including Conpacel and KSR results

3Q11 Results

On September 30, 2011, debt grossed R$11,314 million, up R$866 million or 8% quarter-on-quarter, due to the foreign exchange variation on dollar-denominated debt in the amount of R$1,446 million, with R$871 million settled in the period.  Year-on-year, this reduction was R$982 million or 8% as a result of settlement of the remaining R$626 million debt with former Aracruz shareholders and the effects of the liability management plan.

92% of gross debt was pegged to foreign currency. The average cost of bank debt in domestic currency in 3Q11 was 9.1% p.a. and the cost in foreign currency remained at 5.5% p.a., considering the lower Libor forward curve in the period.

The average debt maturity was 74 months in 3Q11, against 77 months in 2Q11 and short term debt fell from 14% of the total in 2Q11 to 9% in 3Q11. The cash balance represented 1.7x of short term debt in 3Q11.

The graph below shows the gross debt-related transactions in the quarter:

Of the total R$134 million raised in the period, we highlight:

- BNDES loans in the amount of R$70 million, maturing in 2019 and with a coupon between 1.80% p.a. and 3.45% p.a., pegged to TJLP and BNDES money basket.

- Advance Against Exchange (AAE) contracts, at R$62 million, maturing in 2012 and with a coupon between 1.35% p.a. and 2.08% p.a.

Of the total R$871 million in amortization and service to the debt in the period, we highlight:

- Payment of the last installment of the debt with former Aracruz shareholders in the amount of R$626 million.

- Settlement of BNDES contracts in the amount of R$85 million.

3Q11 Results

- Settlement due to maturity of AAE operations in the amount of R$46 million.

The graph below shows the amortization schedule of Fibria’s total debt:

The Company’s cash position on September 30, including marked-to-market of hedge instruments, at negative R$332 million, totaled R$1,772 million, 88% of which was invested in domestic currency in fixed-income public bonds. The decreased cash position as compared to 2Q11 and 3Q10 is due to the payment of the last installment of the debt with former Aracruz shareholders (R$626 million) and decreased mark-to-market of hedge instruments which corresponds to a negative accounting variation of R$541 million in the cash position. On September 30, net debt totaled R$9,542 million. The graph below shows the evolution of the Net Debt/EBITDA indicator:

CAPEX

(R$ million)	3Q11	2Q11	3Q10	9M11
Industrial Expansion	12	9	3	25
Forest Expansion	30	49	4	102
Subtotal Expansion	41	58	7	127
Safety/Environment	11	14	30	40
Forestry Renewal	173	158	146	468
Maintenance, IT, R&D, Modernization	87	96	80	253
Subtotal Maintenance	271	268	256	761
50% Veracel	26	23	13	65
Total Fibria	338	349	277	953

3Q11 Results

CAPEX totaled R$338 million in the quarter. The R$11 million or 3% quarter-on-quarter decrease was mainly a result of land acquisition in that quarter, while in 3Q11 the Company invested in the land lease model. Year-on-year, CAPEX increased R$61 million or 22% due to the continued expansion of the forest base and expenses with machinery and equipment maintenance.

The Company reduced CAPEX for 2011 by R$201 million, bringing total planned investments to R$1,440 million, in large part explained by the forest base formation strategy for the expansion adopted for the expansion projects, migrating from land acquisition to leasing. Therefore, the company will reduce CAPEX for the forest base without sacrificing competitiveness or cost control.

Capital Markets

Equity:

The average daily trading volume of Fibria’s shares was approximately 3.7 million shares, up 37% quarter-on-quarter. The average daily financial volume in 3Q11 was US$37 million, down 7% over 2Q11, being US$19 million traded on the NYSE and US$18 million on the BM&FBovespa.

Fixed Income:

The yield variation of Fibria’s Eurobonds in the secondary market mainly reflects the uncertainty regarding the global macroeconomic scenario, impacting the demand for commodities and resulting in a challenging environment for the pulp and paper industry. Treasury movements reflect a flight to quality.

3Q11 Results

Sustainability

Fibria was included in the 2011/2012 portfolio of the Dow Jones Sustainability Index (DJSI World), which selects the world’s top companies in terms of corporate sustainability. Fibria was chosen industry leader and the only company selected from the Forestry & Paper industry, out of the 11 international companies that were evaluated. This recognition confirms our commitment to a sustainable forestry business as a long-term value generator for our shareholders.

The Sam Group, an independent corporation focused on sustainable investments, selects the companies with the best practices for the Index, considering issues such as corporate governance, human capital management, climate change and community relations, among others. Each year, DJSI World evaluates the economic, environmental and social performance of 2,500 companies from 57 industries.

New IR Website

Fibria launched a new version of its Investor Relations website. Now, investors and analysts can enjoy a completely redesigned site with new tools, more content and improved navigation. Please visit www.fibria.com.br/ir.

3Q11 Results

Appendix I – Revenues x Volume X Price*

Net Operating Revenues Variation | 3Q11 X 2Q11
	BRGAAP
	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
PRODUCTS	3Q11	2Q11	3Q11	2Q11	3Q11	2Q11	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	4,278	2,653	6,776	4,046	1,584	1,525	61.3	67.5	3.8
Coated	12,410	9,636	23,121	18,860	1,863	1,957	28.8	22.6	(4.8)
Special/Other	13,923	14,840	66,270	70,173	4,760	4,729	(6.2)	(5.6)	0.7
Total	30,611	27,129	96,167	93,079	3,142	3,431	12.8	3.3	(8.4)
Export Market
Uncoated	423	779	515	2,231	1,219	2,863	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,862	2,674	7,382	6,638	2,579	2,483	7.0	11.2	3.9
Total	3,285	3,453	7,897	8,869	2,404	2,569	(4.9)	(11.0)	(6.4)
Total Paper	33,896	30,582	104,064	101,949	3,070	3,334	10.8	2.1	(7.9)
Pulp
Domestic Sales	128,958	129,152	121,884	123,472	945	956	(0.2)	(1.3)	(1.1)
Export Market	1,114,723	1,100,580	1,208,962	1,218,323	1,085	1,107	1.3	(0.8)	(2.0)
Total	1,243,681	1,229,732	1,330,845	1,341,795	1,070	1,091	1.1	(0.8)	(1.9)
Total Domestic Sales	159,569	156,281	218,051	216,552	1,366	1,386	2.1	0.7	(1.4)
Total Export Market	1,118,008	1,104,033	1,216,859	1,227,192	1,088	1,112	1.3	(0.8)	(2.1)
TOTAL	1,277,577	1,260,314	1,434,910	1,443,743	1,123	1,146	1.4	(0.6)	(2.0)

Net Operating Revenues Variation | 3Q11 X 3Q10
	BRGAAP
	Tonnes		Net Revenue -R$ 000		Price -R$/ton		QoQ%
PRODUCTS	3Q11	3Q10	3Q11	3Q10	3Q11	3Q10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	4,278	456	6,776	905	1,584	1,985	838.1	648.5	(20.2)
Coated	12,410	14,424	23,121	37,600	1,863	2,607	(14.0)	(38.5)	(28.5)
Special/Other	13,923	15,557	66,270	76,887	4,760	4,942	(10.5)	(13.8)	(3.7)
Total	30,611	30,438	96,167	115,393	3,142	3,791	0.6	(16.7)	(17.1)
Export Market
Uncoated	423	-	515	-	1,219	-	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	2,862	3,247	7,382	8,636	2,579	2,659	(11.9)	(14.5)	(3.0)
Total	3,285	3,247	7,897	8,636	2,404	2,659	1.2	(8.6)	(9.6)
Total Paper	33,896	33,685	104,064	124,029	3,070	3,682	0.6	(16.1)	(16.6)
Pulp
Domestic Sales	128,958	115,513	121,884	119,976	945	1,039	11.6	1.6	(9.0)
Export Market	1,114,723	1,044,506	1,208,962	1,322,491	1,085	1,266	6.7	(8.6)	(14.3)
Total	1,243,681	1,160,018	1,330,845	1,442,467	1,070	1,243	7.2	(7.7)	(13.9)
Total Domestic Sales	159,569	145,950	218,051	235,369	1,366	1,613	9.3	(7.4)	(15.3)
Total Export Market	1,118,008	1,047,753	1,216,859	1,331,128	1,088	1,270	6.7	(8.6)	(14.3)
TOTAL	1,277,577	1,193,703	1,434,910	1,566,497	1,123	1,312	7.0	(8.4)	(14.4)

Net Operating Revenues Variation | Accumulated 09/30/2011 X 09/30/2010
	BRGAAP
	Tonnes		Net Revenue -R$ 000		Price -R$/ton		YoY%
PRODUCTS	Jan-Set/11	Jan-Set/10	Jan-Set/11	Jan-Set/10	Jan-Set/11	Jan-Set/10	Tonnes	Revenue	Average Price
Paper
Domestic Sales
Uncoated	12,863	3,064	23,857	5,362	1,855	1,750	319.8	344.9	6.0
Coated	31,129	37,749	64,265	93,969	2,064	2,489	(17.5)	(31.6)	(17.1)
Special/Other	44,189	43,619	208,310	220,411	4,714	5,053	1.3	(5.5)	(6.7)
Total	88,181	84,433	296,432	319,742	3,362	3,787	4.4	(7.3)	(11.2)
Export Market
Uncoated	4,406	-	8,113	-	1,841	-	-	-	-
Coated	-	-	-	-	-	-	-	-	-
Special/Other	7,764	5,949	19,577	15,559	2,521	2,616	30.5	25.8	(3.6)
Total	12,171	5,949	27,690	15,559	2,275	2,616	104.6	78.0	(13.0)
Total Paper	100,352	90,381	324,122	335,301	3,230	3,710	11.0	(3.3)	(12.9)
Pulp
Domestic Sales	374,330	323,066	362,788	308,018	969	953	15.9	17.8	1.7
Export Market	3,358,301	3,331,485	3,723,615	4,033,769	1,109	1,211	0.8	(7.7)	(8.4)
Total	3,732,631	3,654,550	4,086,403	4,341,787	1,095	1,188	2.1	(5.9)	(7.9)
Total Domestic Sales	462,511	407,498	659,219	627,760	1,425	1,541	13.5	5.0	(7.5)
Total Export Market	3,370,471	3,337,433	3,751,305	4,049,328	1,113	1,213	1.0	(7.4)	(8.3)
TOTAL	3,832,983	3,744,931	4,410,525	4,677,088	1,151	1,249	2.4	(5.7)	(7.9)

* Does not include Portocel

3Q11 Results

Appendix II – Income Statement

INCOME STATEMENT - Quarters Results
Fibria - Consolidated	R$ million
	3Q11		2Q11		3Q10		QoQ%
	R$	AV%	R$	AV%	R$	AV%	2Q11/1Q11	2Q11/2Q10
Net Revenue	1,449	100%	1,459	100%	1,581	100%	-1%	-8%
Domestic Sales	233	16%	231	16%	250	16%	1%	-7%
Export Sales	1,217	84%	1,227	84%	1,331	84%	-1%	-9%
Cost of sales	(1,308)	-90%	(1,250)	-86%	(1,155)	-73%	5%	13%
Cost related to production	(1,301)	-90%	(1,234)	-85%	(1,121)	-71%	5%	16%
Accruals for losses on ICMS credits	(6)	0%	(16)	-1%	(34)	-2%	-59%	-81%
Operating Profit	142	10%	209	14%	425	27%	-32%	-67%
Selling and marketing	(67)	-5%	(73)	-5%	(73)	-5%	-9%	-9%
General and administrative	(71)	-5%	(82)	-6%	(81)	-5%	-14%	-13%
Financial Result	(2,015)	-139%	277	19%	248	16%	-828%	-913%
Equity	(0)	0%	(0)	0%	(7)	0%	0%	-97%
Other operating (expenses) income	136	9%	(15)	-1%	(25)	-2%	-987%	-642%
Operating Income	(1,875)	-129%	314	22%	487	31%	-696%	-485%
Current Income taxes expenses	1	0%	69	5%	(2)	0%	-98%	-158%
Deffered Income taxes expenses	760	52%	(168)	-12%	(211)	-13%
Discontinued operations
Net income (loss) from discontinued operations					44
Financial Result					1
Income tax/Social contribution					(15)
Net Income (Loss)	(1,114)	-77%	215	15%	303	19%	-619%	-468%
Net Income (Loss) attributable to controlling equity interest	(1,115)	-77%	215	15%	302	19%	-619%	-469%
Net Income (Loss) attributable to non-controlling equity interest	1	0%	(0)	0%	1	0%	-504%	95%
Depreciation, amortization and depletion	475	33%	434	30%	392	25%	10%	21%
EBITDA	615	42%	472	32%	681	43%	30%	-10%
Fair Value of Biological Assets		0%	(6)	0%
Fixed Assets disposals	(1)	0%	(1)	0%	2	0%	14%	-138%
Accruals for losses on ICMS credits	6	0%	16	1%	34	2%	-59%	-81%
Assets Disposals Result	(176)	-12%
Accrual for doubtful accounts	31
Settlement of Pension Plan - ARUS		0%	9	1%
EBITDA consolidated	476	33%	490	34%	717	40%	-3%	-34%

Profit from discontinued operations					(69)

EBITDA Proforma (*)	476	33%	490	34%	648	41%
(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (3Q10: R$ 1,797 million)

INCOME STATEMENT - Accumulated Results
Fibria - Consolidated	R$ Million
	Jan-Set 2011		Jan-Set 2010
	R$	AV%	R$	AV%
Net Revenue	4,456	100%	4,720	100%
Domestic Sales	702	16%	671	14%
Export Sales	3,754	84%	4,049	86%
Cost of sales	(3,784)	-85%	(3,442)	-73%
Cost related to production	(3,741)	-84%	(3,359)	-71%
Accruals for losses on ICMS credits	(43)	-1%	(83)	-2%
Operating Profit	672	15%	1,278	27%
Selling and marketing	(205)	-5%	(219)	-5%
General and administrative	(229)	-5%	(229)	-5%
Financial Result	(1,727)	-39%	(399)	-8%
Equity	(0)	0%	(7)	0%
Other operating (expenses) income	107	2%	20	0%
Operating Income	(1,381)	-31%	442	9%
Current Income taxes expenses	73	2%	73	2%
Deffered Income taxes expenses	557	12%	(102)	-2%
Discontinued operations
Net income (loss) from discontinued operations	365		52
Financial Result	-		(8)
Income tax/Social contribution	(124)		(14)
Net Income (Loss)	(510)	-11%	441	9%
Net Income (Loss) attributable to controlling equity interest	(513)	-12%	438	9%
Net Income (Loss) attributable to non-controlling equity interest	2	0%	3	0%
Depreciation, amortization and depletion	1,345	30%	1,158	25%
EBITDA	2,055		2,059
Accrual for possible loan losses			16	0%
Fair Value of Biological Assets	(6)	0%	(110)	-2%
Fixed Assets disposals	(9)	0%	(6)	0%
Accruals for losses on ICMS credits	43	1%	83	2%
Accrual for doubtful accounts	(533)	-12%	42	1%
Assets Disposals Result	31	1%		0%
Settlement of Pension Plan - ARUS	9	0%		0%
EBITDA consolidated (*)	1,591	36%	2,084	39%

Profit from discontinued operations	(17)		(167)

EBITDA Pro forma	1,574	35%	1,917	41%
(*) EBITDA margin calculated based on revenue for the quarter with Conpacel and KSR (9M11: R$ 4.455 million and 9M10: R$ 5.281 million)

3Q11 Results

Appendix III – Balance Sheet

Balance Sheet
			R$ million

ASSETS	SET/ 11	JUN/ 11	SET/ 10

CURRENT ASSETS	5,467	5,928	4,620
Cash and cash equivalents	319	356	480
Securities	1,784	1,931	1,644
Derivative instruments	-	114	60
Trade Accounts Receivable, net	1,006	887	1,017
Inventories	1,292	1,220	1,051
Recoverable taxes	308	271	227
Assets avaiable for sale	621	1,044
Others	136	105	140
NON-CURRENT ASSETS	2,721	2,701	2,728
Securities			-
Derivative instruments	-	95	-
Deferred income taxes	1,209	1,121	1,338
Recoverable taxes	638	637	627
Others	874	848	763
Investments	8	8	8
Property, plant & equipment , net	11,992	12,107	13,488
Biological assets	3,183	3,229	3,742
Intangible assets	4,834	4,858	5,379
TOTAL ASSETS	28,205	28,831	29,965

LIABILITIES	SET/ 11	JUN/ 11	SET/ 10

CURRENT LIABILITIES	1,950	2,169	2,959
Short-term debt	989	822	898
Derivative instruments	262
Trade Accounts Payable	355	356	377
Payroll and related charges	142	116	132
Tax Liability	63	71	69
Dividends and Interest attributable to capital payable			2
Stock acquisition payable	-	626	1,392
Avaiable for sale	-	37
Others	139	141	88
NON-CURRENT LIABILITIES	11,357	10,650	11,498
Long-term debt	10,325	9,000	10,006
Accrued liabilities for legal proceedings	36	57	130
Deferred income taxes , net	690	1,344	1,154
Tax Liability	75	76	72
Derivative instruments	70
Others	161	173	137
Minority interest	28	27	22
SHAREHOLDERS' EQUITY	14,870	15,985	15,485
Issued Share Capital	8,379	8,379	8,379
Capital Reserve	3	3	3
Revaluation Reserve	-	8	9
Statutory Reserve	4,879	5,986	5,485
Equity valuation adjustment	1,619	1,619	1,619
Treasury stock	(10)	(10)	(10)
TOTAL LIABILITIES	28,205	28,831	29,965

3Q11 Results

Appendix IV – Cash Flow

Cash Flow Statement (R$ million)	3Q11	2Q11	3Q10

NET INCOME (LOSS) BEFORE INCOME TAXES	(1,875)	314	532
Adjustments to reconcile net income to cash provided by operating activities :
(+) Depreciation, depletion and amortization	475	434	392
(+) Foreign exchange and unrealized (gains) losses, net	1,296	(328)	(430)
(+) Fair value of financial instruments	558	(115)	(53)
(+) GaIn on disposal of investments	(176)	-	7
(+) Fair value of Biological Assets (CPC 29)	-	(6)	-
(+) Gain (loss) on disposal of Property, Plant and Equipment	(4)	(6)	2
(+) Debt present value adjustment - shares acquisition	(0)	21	54
(+) Accrued liabilities for legal proceedings and others	37	15	41
(+) Interest on loan accrual	168	169	220
(+) Interest on Securities	(40)	(45)	(43)

Changes in operating assets:
Trade accounts receivable	5	45	131
Inventories	(44)	(75)	(51)
Recoverable taxes	(49)	(29)	(41)
Advance to suppliers and others	(66)	(41)	(13)

Changes in operating liabilities:
Trade Accounts Payable	(19)	14	(77)
Taxes on income and other taxes	(9)	(7)	5
Payroll, profit sharing and related charges	28	43	25
Others	(33)	(66)	(9)

Net cash provided by operating activities
Interest received from Securities	43	30	27
Interest paid on loans	(108)	(189)	(120)
Taxes on income and other taxes paid		-	(2)

CASH FLOW FROM OPERATING ACTIVITIES	190	179	599
Investment activities
Acquisition of an interest in an affiliate net of cash acquired	(626)	-	(449)
Property, Plant and Equipment Acquisition	(338)	(349)	(299)
Intangible assets and others	(1)	1	(3)
Securities	144	(521)	86
Revenues on Property, Plant and Equipment Sales	4	14	5
Settlement of financial instruments	(17)	58	7
Revenue on disposal of investments	567	-	-

CASH FLOW FROM INVESTING ACTIVITIES	(266)	(797)	(653)
Financing activities
Loans
Borrowings	134	781	2,270
Capital increase
Borrowings payment - Principal	(137)	(267)	(2,326)
Settled Dividends		(264)
Others	10	5	-

CASH FLOW FROM FINANCING ACTIVITIES	7	255	(56)

Exchange variation effect on cash and cash equivalents	33	(31)	(43)
Net increase (decrease) in cash and cash equivalents	(37)	(394)	(154)
Cash and cash equivalent at beginning of period	356	750	634
Cash and cash equivalent at end of period	319	356	480

3Q11 Results

Appendix V – Economic and Operating Data

							3Q11 vs.	3Q11	2Q11 vs.	3Q10 vs.
Exchange Rate (R$/US$)	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	2Q11	vs.3Q10	1Q11	2Q10
Closing	1.8544	1.5611	1.6287	1.6662	1.6942	1.8015	18.8%	9.5%	-4.2%	-6.0%
Average	1.6360	1.5954	1.6674	1.6972	1.7493	1.7926	2.5%	-6.5%	-4.3%	-2.4%

				3Q11 vs.	3Q11 vs.	Last 12
Pulp sales distribution, by region	3Q11	2Q11	3Q10	2Q11	3Q10	Months
Europe	41%	46%	41%	-5 p.p.	0 p.p.	43%
North America	29%	29%	27%	0 p.p.	2 p.p.	27%
Asia	20%	14%	20%	6 p.p.	0 p.p.	20%
Brazil / Others	10%	11%	12%	-1 p.p.	-2 p.p.	10%

Pulp list price per region (US$/t)	Oct-11	Sep-11	Aug-11	Jul-11	Jun-11	May-11	Apr-11	Mar-11	Feb-11	Jan-11	Dec-10	Nov-10	Oct-10	Sep-10
North America	900	900	900	900	930	930	930	900	900	900	900	900	900	900
Europe	820	820	820	850	880	880	880	850	850	850	850	870	870	870
Asia	730	730	730	730	780	780	780	750	750	750	750	800	800	800

Financial Indicators	3Q11	2Q11	1Q11	4Q10	3Q10	2Q10	1Q10	4Q09
Net Debt / Adjusted EBITDA (LTM*)	4.2	3.2	2.9	3.6	3.9	4.7	5.6	6.5
Total Debt / Total Capital (gross debt + net equity)	0.4	0.4	0.4	0.4	0.4	0.5	0.5	0.5
Cash + EBITDA (LTM*) / Short-term Debt	3.6	3.4	4.0	2.4	2.0	2.2	1.1	1.3
*LTM: Last twelve months